Peak Publishes Results for This Year's "618 Shopping Festival" in China

Montreal, Quebec--(Newsfile Corp. - July 13, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today published the results of its operations related to this year's 618 Shopping Festival.

Better known in China simply as "618", the festival was started by online retail giant JD.com in 2004 as a way to celebrate the anniversary of the founding of the company (June 18, 1998) by offering consumers promotional deals on a variety of products. 618 has since seen virtually all online stores and marketplaces in China offer promotional deals on that date, making the event the country's biggest shopping extravaganza along with "Singles' Day". 618 now usually accounts for a significant portion of China's online retailers' annual sales. JD.com, for example, reported sales of USD$38B for 618 in 2020. By comparison, Cyber Monday 2020, which included the combined sales of all US online retailers, generated sales of USD$10.7B, making it the biggest shopping day in US history.

"To be able to offer the deals to attract consumers to 618, retailers on marketplaces like Alibaba's T-Mall or JD.com must make sure they are able to meet any financing demand created by the event," commented Shen Rao, Chief Operating Officer at Peak's Asia Synergy Technologies subsidiary. "We worked with JD.com retailers and suppliers for almost two months leading up to the event to get them acclimated with our recently launched retailer and distributor financing programs and help provide them with the cash flow flexibility they would need to get the most out of this year's 618."

According to WPIC Marketing + Technologies, this year's 618 event broke several records as more and more people were introduced to online shopping in the past 18 months due to COVID-19. JD.com alone reported sales of 343B RMB (about USD$53B) on its marketplace during the event, an increase of 39.5% compared to last year. According to China Internet Watch, the largest order volume on JD.com came from the province of Jiangsu, which is the province where Peak's Chinese headquarters is located.

In its first year of participating in 618, Peak helped JD.com retailers and suppliers finance 789 transactions worth a combined 1.05B RMB (approximately CAD$200M). The Company hopes to be a regular contributor to the success of retailers and suppliers during 618 and other shopping events such as Singles' Day in the future.

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About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
PEAK@mzgroup.us

Peak Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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